[redacted]

SE 11023701 MISSION

Form# - 51-875
9/16/09

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51314

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 9/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNX LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

173 East Olive Street, 2nd Floor
(No. and Street)

Burbank (City) CA (State) 91502 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard A. Genovese 818-333-3303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

2049 Century Park East, 4th Floor, Los Angeles, CA 90067
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 30 2011
WASH, D.C.
189

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form# - 51-875
9/16/09

OATH OR AFFIRMATION

I, Thomas Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNX LLC, as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

TAMIE JAMES
Commission # 1895277
Notary Public - California
Los Angeles County
My Comm. Expires Jul 11, 2014

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me

on this 28 day of November, 20 11,
Date Month Year

by

(1) Thomas Kim,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) —,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Tamie James
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

UNX LLC
Table of Contents
Year Ended September 30, 2011

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
UNX LLC

We have audited the accompanying statement of financial condition of UNX LLC (the "Company") as of September 30, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UNX LLC as of September 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered a net loss of $8.0 million and sustained negative cash flows from operations of $7.4 million during the year ended September 30, 2011. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Marcum LLP

Los Angeles, CA
November 28, 2011

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 30 2011
WASH. D.C.
189

MARCUMGROUP
MEMBER

UNX LLC
Statement of Financial Condition
September 30, 2011

Assets	
Cash and cash equivalents	$ 3,558,241
Accounts receivable:	
Clearing broker, including $1,000,000 deposit held by related party	1,030,209
Broker-dealers	254,522
Other	249,229
Prepaid expenses and other assets	354,332
Furniture, equipment and leasehold improvements, net of accumulated deprecation and amortization	484,629
Total assets	$ 5,931,162
Liabilities and Member's Equity	
Liabilities:	
Accrued expenses and other liabilities	$ 922,424
Commissions and rebates payable	456,434
Occupancy abandonment loss reserve	397,839
Accounts payable	135,440
Deferred revenue	85,000
Total liabilities	1,997,137
Commitments and Contingencies (Note 4)	
Member's Equity:	
Common interest	69,806,287
Accumulated deficit	(65,872,262)
Total member's equity	3,934,025
Total liabilities and member's equity	$ 5,931,162

The accompanying notes are an integral part of these financial statements.

UNX LLC
Statement of Operations
For the Year Ended September 30, 2011

Revenues:	
Commissions, net	$ 6,338,460
Interest income	23,263
Total revenues	6,361,723
Expenses:	
Employee compensation and benefits	6,610,345
Communications and data processing	2,377,496
Clearing and other direct charges	2,215,140
Occupancy and equipment costs	1,235,542
Consulting and professional fees	660,033
Travel and entertainment	337,521
NYSET service fee	349,680
Depreciation and amortization	248,114
Marketing and promotional	72,938
Other	267,219
Total expenses	14,374,028
Net loss	$ (8,012,305)

UNX LLC
Statement of Changes in Member's Equity
For the Year Ended September 30, 2011

	Member's Contributions		Accumulated	Total Member's
	Interests	Amount	Deficit	Equity
Balance - October 1, 2010	100	$ 62,656,287	$ (57,859,957)	$ 4,796,330
Net loss			(8,012,305)	(8,012,305)
Capital contributions from The UNX Companies LLC		7,150,000		7,150,000
Balance - September 30, 2011	100	$ 69,806,287	$ (65,872,262)	$ 3,934,025

The accompanying notes are an integral part of these financial statements.

UNX LLC
Statement of Cash Flows
For the Year Ended September 30, 2011

Cash flows used for operating activities:	
Net loss	$ (8,012,305)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:	
Occupancy abandonment loss	419,349
Depreciation and amortization	248,114
Credit received from NYSET sale of fixed assets	-
Amortization of landlord incentive	37,092
Gain on the disposal of fixed assets	(4,735)
Changes in operating assets and liabilities:	
(Increase) decrease in assets:	
Accounts receivable:	
Clearing broker	132,006
Broker-dealers	163,232
Other	(79,285)
Prepaid expenses and other assets	125,230
Increase (decrease) in liabilities:	
Accrued expenses and other liabilities	(115,484)
Commissions and rebates payable	(230,680)
Occupancy abandonment loss reserve	(21,510)
Accounts payable	(98,594)
Deferred revenue	85,000
Net cash used for operating activities	(7,352,570)
Cash flows used for investing activities:	
Purchases of furniture, equipment and leasehold improvements	(41,174)
Cash flows provided by financing activities:	
Capital contributions from The UNX Companies LLC	7,150,000
Net decrease in cash and cash equivalents	(243,744)
Cash and cash equivalents, beginning of year	3,801,985
Cash and cash equivalents, end of year	$ 3,558,241
Supplemental disclosure of cash flow information:	
Cash paid for franchise taxes	$ 20,694

The accompanying notes are an integral part of these financial statements.

(1) Organization and Principal Business Activity:

UNX LLC (the "Company") was incorporated in 2000 and is a wholly owned subsidiary of The UNX Companies LLC ("Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's electronic trading platform, known as Catalyst®, offers institutional clients and broker-dealers brokerage execution services in U.S. and international equities. In addition, Catalyst® serves as a portal that connects institutional clients to a diverse set of services from exchanges, independent venders and broker-dealers. It also provides institutional clients with order routing access to the UNX network of counterparty broker-dealers to simultaneously execute orders through the Company or route to another broker-dealer.

The Company clears its securities transactions on a fully disclosed basis with a clearing broker (see Note 9, Related Parties) and accordingly is exempt from SEC Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii).

(2) Summary of Significant Accounting Policies:

Basis of Presentation and Continuing Operations

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements the Company incurred losses from operations of approximately $8.0 million and sustained negative cash flows from operations totaling $7.4 million. These factors raise substantial doubts about the Company's ability to continue as a going concern. The Company received capital contributions of $7.2 million from its Parent. In view of these losses, continuation of operations is dependent upon the Company's ability to generate sufficient sales volume through existing and new product offerings to new and existing clients to cover its operating expenses. The Company's plans also include receiving additional capital from its Parent (assuming it has the ability to contribute), generating additional revenues and implementing cost cutting measures, should the need arise. The Company will consider further cost reductions, as business conditions require.

(2) Summary of Significant Accounting Policies (Continued):

Basis of Presentation and Continuing Operations (Continued)

Management believes that while the Company may have adequate resources to sustain operations after implementing some of these measures for the next twelve months, there can be no assurance that the Company will be able to fully execute the plans described above. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at U.S. banks which are payable on demand. The Company considers all highly liquid investments purchased with original maturities of three months or less that are not required to be segregated under federal or other regulations to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Fair Value of Financial Instruments

U.S. GAAP defines fair value, establishes a framework for measuring fair value and establishes disclosures about fair value measurements. Assets and liabilities recorded at fair value in the statement of financial position are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Level inputs, are as follows:

Level I Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level II Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents and receivables are carried at costs that approximate fair value due to their short period to maturity.

(2) Summary of Significant Accounting Policies (Continued):

Accounts Receivable from Clearing Broker

At September 30, 2011, the Company has a required clearing deposit of $1,000,000 at a related party broker-dealer which is included in accounts receivable – clearing broker.

Allowance for Doubtful Accounts

The Company continually monitors the collection of its receivables. The allowance for doubtful accounts is based on historical collection experience. Additions to the allowance for doubtful accounts are charged to bad debt expense, which is included in other expenses in the statement of operations. As of September 30, 2011, the Company deemed all of its receivables as collectable and did not have allowance for doubtful accounts nor did the Company have any charges to bad debt expense for the year then ended.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent as a C-Corporation. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with FASB ASC 740, *Accounting for Income Taxes,* which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when the balances reverse. The effect on deferred tax assets and liabilities resulting from a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets net of the amounts expected to be realized in future years.

The Company follows the requirements of FASB guidance on *Accounting for Uncertainty in Income Taxes* under ASC 740-10. ASC 740-10 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. Only tax positions meeting the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized. The Company has elected to include interest and penalties related to unrecognized tax benefits as a component of income tax expense.

(2) Summary of Significant Accounting Policies (Continued):

Revenue Recognition

The majority of the Company's revenues are derived from commissions received from brokerage transactions conducted through various electronic trading platforms and its agency trading desks. Commissions are generally calculated on a per share basis gross of clearing and execution charges. Security transactions are recorded on a trade date basis.

The Company enters into commission management arrangements ("CMA") with institutional clients. In exchange for commissions determined on a per share basis the Company agrees to reimburse the client's vendor for trade and research related expenses. As required by U.S. GAAP, the accruals relating to CMA are netted against commission revenues.

The Company's Catalyst® electronic trading platform offers various trading strategies for its institutional and broker-dealer clients. These trading strategies are calculated either on a per share basis routed to a broker-dealer or on a fixed monthly fee. The Company may charge for quarterly maintenance and pass through to its broker-dealer client's market data and connection costs for the connection of the Institutional clients. Costs passed through and billed to clients are recorded as revenue.

The Company enters into agreements with its broker-dealer clients to provide access to its Catalyst® electronic trading platform. In connection with these agreements, the Company may provide certain integration or custom programming for such broker-dealers for a fee, which were not material. These fees are typically due and payable upon execution of the agreement and upon delivery of completed customization. On average the integration process takes three months to fully implement the new institutional or broker-dealer client.

The Company enters into software license agreements and recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, price has been fixed or is determinable (net of estimated reserves) and when collectability is reasonably assured. Revenue is recognized once all revenue recognition criteria have been met. Normally, the Company will amortize these fees over the term of the agreement, usually one to two years.

The Company receives from its clearing broker a portion of the interest income earned on introduced customer accounts. Interest earned from customer accounts is recognized and recorded when the amounts are earned and realizable. It is the Company's policy to monitor the credit worthiness of its clients.

(2) Summary of Significant Accounting Policies (Continued):

Deferred Rent

The Company recognizes rent expense on a straight line basis over the contractual term, including any renewal periods if the probability of renewal is high, as determined by management. The difference between the cumulative expense recognized and the payments made is recognized as deferred rent liability or asset.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements, net, are comprised of the following:

Computer hardware and related software	$ 3,983,119
Leasehold improvements	810,552
Furniture and fixtures	261,475
Office equipment	38,147
Accumulated depreciation and amortization	(4,608,664)
	$ 484,629

For the year ended September 30, 2011 depreciation and amortization expense was $248,114.

During the year, the Company consolidated its California operations and certain furniture and fixtures and leasehold improvements were determined to be impaired. Accordingly, the Company incurred an impairment charge of $3,151 included in the statement of operations in other expenses.

Pursuant to an agreement entered into with NYSET (see Note 9), the Company sold fixed assets for $179,138 in exchange for credit for infrastructure services of the same amount.

(4) Commitments and Contingencies:

Leases

The Company leases office space under non-cancelable operating leases. The Company has the following operating lease commitments:

	Minimum Rentals
Years Ending September 30,	
2012	$ 735,640
2013	746,748
2014	802,034
2015	378,296
2016	238,679
2017 and thereafter	39,910
	$ 2,941,307

Total rental expense for the year ended September 30, 2011 was $727,361, which was included in occupancy and equipment costs in the statement of operations. Rental expense has been recorded based on the total minimum lease payments after giving effect to rent abatement and concessions, which are being amortized on a straight-line basis over the life of the lease.

Abandonment Loss

During the year, the Company consolidated its California operations resulting in excess office space. In accordance with "Accounting for Costs Associated with Exit or Disposal Activities", the Company incurred an abandonment loss of $419,349, which is included in occupancy and equipment costs in the statement of operations. The determination of the abandonment loss was based on the various assumptions including estimates for the timing and amount of expected sublease income, leasing costs and other factors. The Company based its evaluation of the market conditions for similar properties utilizing input from and information provided by its leasing agent. Future changes to these estimates will result in changes in the abandonment loss in future periods.

Employment Contract

The Company, through its Parent, has an employment contract with one of its officers that has a term ending December 31, 2011. The contract provides for compensation and a bonus guarantee and compensation if terminated without cause.

(4) Commitments and Contingencies (Continued):

Litigation

The Company is involved in an arbitration matter with a former employee, pursuant to which, the employee has made financial and other claims against the Company. The Company and its management have reviewed all of the claims made by the former employee and believe that the claims are meritless. The Company intends to defend these matters vigorously. Management does not believe that the outcome of the arbitration will have a material impact on the Company's financial position, results of operations or cash flows.

(5) Off-Balance-Sheet Risk:

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a related party clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer accounts *to* mitigate the risk of any such potential loss.

(6) Income Taxes:

The Company is subject to taxation in the U.S. and certain states. All tax years are subject to examination by the U.S. and state tax authorities due to the carryforward of unutilized net operating losses.

The Company has evaluated its material tax positions and determined that as of September 30, 2011, no liability related to unrecognized tax benefits was required to be recorded. The Company had no accrual for interest or penalties on the statement of financial condition at September 30, 2011, and has not recognized interest and/or penalties in the statement of operations for the year ended September 30, 2011.

At September 30, 2011, the Company had net deferred tax assets of $16,371,000. The Company has established a full valuation allowance as it is more likely than not that the deferred tax assets will not be realized. The Company's expected tax benefit arising from its net operating loss was reduced by the increase in the valuation allowance related to its deferred taxes, resulting in no actual income tax benefit. The deferred tax assets consist primarily of net operating losses of $15,642,000, depreciation of $310,000 and other of $418,000. The valuation allowance increased by $1,698,000 in the current year.

(6) Income Taxes (Continued):

At September 30, 2011, the Company had net operating loss carryforwards available to reduce future taxable income, if any, of $39,282,000 and $38,110,000 for Federal and State income tax purposes, respectively. The Federal net operating loss carryforward begins to expire in 2020, while the state net operating loss carryforwards will begin to expire in 2012.

Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company's net operating loss and could be limited if a cumulative change in ownership of more than 50% occurs within a three-year period.

(7) Retirement Plan:

The Company sponsors a defined contribution retirement plan (the "Retirement Plan") for the benefit of its employees. Under the terms of the Retirement Plan, the Company may make discretionary matching contributions and profit-sharing contributions. During the year ended September 30, 2011, the Company did not make any contributions to the Retirement Plan.

(8) Net Capital Requirements and Customer Protection Requirements:

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, UNX is required to maintain net capital as defined, equal to the greater of $250,000 or 2% of customer aggregate debit balances. As of September 30, 2011, the Company had net capital of $3,078,999 which was $2,828,999 in excess of its requirement.

The Company claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined.

The Company is subject to SEC regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

(9) Related Parties:

The Company's clearing broker-dealer and affiliated firms are also customers of and investors in the Company. Certain de minimis expenses incurred by the Company's Parent such as stock based compensation and interest expense of the Parent are not allocated to the Company. The Company generates income, expenses and related accounts receivable balances from these related parties or their affiliates. As of and for the year ended September 30, 2011, the Company had the following balances and transactions with its related parties:

Statement of Financial Condition

Cash equivalents and accounts receivable from clearing broker	$	1,030,209
Accounts receivable from broker-dealers	$	143,499
Accounts receivable – other	$	62,467
Payables to broker-dealers	$	26,783

Statement of Operations

Commissions revenue	$	2,682,638
Reimbursement of expenses under cost sharing agreement	$	1,552,446
Interest income	$	18,620
NYSET service fee	$	349,680
Clearing and other direct charges	$	878,739

In July 2011, the Company entered into a cost sharing agreement ("the Agreement") with its Parent related to costs associated with the technology business. As a result of the Agreement, costs, consisting of compensation and benefits, communications and data processing, occupancy and other direct costs, related to the research and development and marketing of the technology resulted in an allocation to the Parent, while costs, consisting of infrastructure charges, resulted in an allocation from the Parent to the Company. As provided, the Company will review quarterly actual costs incurred and will adjust the Parent's monthly reimbursement. The Parent will review quarterly actual costs incurred and will adjust the Company's monthly payable.

During the year ended September 30, 2011, the Company received reimbursements of $1,552,446 (effective July 1, 2011 to September 30, 2011), which have been recorded in the statement of operations as a reduction to compensation and benefits, communications and data processing, occupancy and other direct costs. The Company paid $349,680 to its Parent (effective July 1, 2011 to September 30, 2011), which has been recorded in the statement of operations under NYSET service fee.

(10) Customer Concentrations:

During the year ended September 30, 2011, two of the Company's clients generated 38% of its total revenues.

If one of the major customers of the Company were to terminate its relationship future revenues could be materially impacted.

(11) Subsequent Event:

The Company evaluated all subsequent event activity through November 28, 2011, the date the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosures in the notes to the financial statements.

UNX LLC

YEAR ENDED SEPTEMBER 30, 2011

SUPPLEMENTAL INFORMATION

UNX LLC
Schedule I-Computation of Net Capital Pursuant To Rule 15c3-1 of The Securities and Exchange Commission
September 30, 2011

Total ownership equity	$ 3,934,025
Add Discretionary bonus	263,000
Total ownership equity	4,197,025
Deductions from ownership equity	
Nonallowable assets:	
Accounts receivable:	
Broker-dealers	29,596
Other	186,762
Furniture, equipment and leasehold improvements	484,629
Prepaid expenses and other assets	416,799
Total deductions from ownership equity	1,117,786
Net capital before haircuts on security positions	3,079,239
Less haircut on foreign currency	(240)
Net capital	$ 3,078,999
Computation of Alternative Net Capital Requirement	
1. Minimum net capital required	$ 250,000
2. Minimum net capital required, 2% of combined aggregate debits pursuant to 15c3-3	$ -
Net capital requirement (greater of 1 or 2)	$ 250,000
Excess net capital	$ 2,828,999

There is no material difference between the computation of net capital for audit purposes and the computation of net capital in the Company's unaudited Form x-17A-5, part II-a filing as of September 30, 2011.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Member of
UNX LLC

In planning and performing our audit of the financial statements of UNX LLC (the "Company"), as of and for the year ended September 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Los Angeles, CA
November 28, 2011